September 4, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Rights to Purchase Common Shares of ASA Gold and Precious Metals Limited, under the Exchange Act of 1934.

Sincerely,

